1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
April 19, 2023	www.integraresources.com

INTEGRA INTERSECTS 0.74 G/T AuEq OVER 38 M AND 0.50 G/T AuEq OVER 79 AT DELAMAR, 0.67 G/T
AuEq OVER 58 M AT FLORIDA MOUNTAIN IN STOCKPILE DRILL PROGRAM, EXPANDING THE
POTENTIAL HEAP LEACH OXIDE RESOURCE AT DELAMAR

  Drill results from the DeLamar stockpile and backfill drill program include:
    NDM-23-197: 0.26 grams per tonne ("g/t") gold ("Au") and 18.58 g/t silver ("Ag") (0.50 g/t gold equivalent ("AuEq")) over 79.25 meters ("m")
    NDM-23-198: 0.27 g/t Au and 18.03 g/t Ag (0.51 g/t AuEq) over 62.48 m
    SC-23-063: 0.50 g/t Au and 18.35 g/t Ag (0.74 g/t AuEq) over 38.10 m
    SC-23-064: 0.35 g/t Au and 14.43 g/t Ag (0.53 g/t AuEq) over 28.96 m
  Drill results from the Florida Mountain stockpile and backfill drill program include:
    JG-23-015: 3.28 g/t Au and 17.68 g/t Ag (3.50 g/t AuEq) over 13.72 m, including 13.49 g/t Au and 25.70 g/t Ag (13.82 g/t AuEq) over 3.05 m
    JG-23-039 : 0.52 g/t Au and 13.27 g/t Ag (0.69 g/t AuEq) over 9.14 m
    JG-23-072 : 0.36 g/t Au and 7.10 g/t Ag (0.45 g/t AuEq) over 57.91 m
    TT-23-012 : 0.40 g/t Au and 12.26 g/t Ag (0.56 g/t AuEq) over 57.91 m, including 6.92 g/t Au and 64.24 g/t Ag (7.75 g/t AuEq) over 1.53 m
    TT-23-013 : 0.54 g/t Au and 9.72 g/t Ag (0.67 g/t AuEq) over 57.91 m, including 1.51 g/t Au and 252.00 g/t Ag (4.75 g/t AuEq) over 1.53 m
    TT-23-033 : 0.39 g/t Au and 7.98 g/t Ag (0.49 g/t AuEq) over 48.77 m
  The Company has increased the stockpile drill program from the previously announced 11,000 m in order to complete additional infill drill holes for resource confirmation. To date, Integra has drilled 11,300 m in 289 drill holes and the drill program should be finished this month.
  The stockpile drill program has now tested a large portion of the estimated 60 million tonnes ("Mt") of mineralized material that was stockpiled and/or used as backfill at DeLamar by previous operators. This stockpile drill program has demonstrated consistent gold and silver grades which have the potential to increase the heap leach mine life at the Project in future phases.
  Metallurgical test work is also underway on the stockpiles to plan the potential inclusion of this material into future phases of the heap leach operation at DeLamar.
  An updated resource estimate which will include the stockpile material is expected in Q2 2023.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce twenty additional drill holes from the expanded stockpile drill program underway at the DeLamar Project ("DeLamar" or the "Project") located in southwestern Idaho. The drill results announced today are from the North DeLamar backfill, Sommercamp backfill, Stockpile 1, and Stockpile 2 located at the DeLamar Deposit and the Jacobs Gulch stockpile and Tip Top backfill at Florida Mountain. In total, the Company has drilled 11,300 m in 289 drill holes during the stockpile drill program and expects to complete the drill program this month. The consistent gold equivalent grade and drill intercept widths encountered throughout the stockpile drill program provides additional conviction that this material could significantly increase the oxide and mixed heap leach resource at DeLamar and Florida Mountain. Additional oxide-and-mixed material at the Project has the potential to materially increase the heap leach mine life in future phases of the Project and further enhance the robust economics presented in the Company's 2022 Pre-feasibility Study ("PFS").

"The stockpile and backfill drilling continue to impress the exploration team, returning consistent gold-silver results that are in-line with or better than our original estimates. The mineralized stockpile material is reconciling well with historical mining records and the Company is able to confidently model the distribution of grade and oxidation variability within the stockpiles and backfill. It is becoming more apparent that this mineralized material should positively impact the strong production profile and economics of the DeLamar Project presented in the PFS," noted George Salamis, President and CEO of Integra Resources. "The Company is on track to complete a resource estimate that will include material from these stockpiles in Q2 2023. In addition, the Company's engineering and permitting teams are completing the remaining baseline work required for the submittal of the Mine Plan of Operations in the second half of this year."

The following table highlights selected intercepts from the DeLamar backfill and stockpile drill program announced today1,2,3,4:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq	AuCN Recovery (%)
NDM-22-150	0.00	24.38	24.38	0.33	23.42	0.64	61.18
NDM-23-197	1.52	80.77	79.25	0.26	18.58	0.50	66.86
NDM-23-198	0.00	62.48	62.48	0.27	18.03	0.51	77.93
SC-23-063	0.00	38.10	38.10	0.50	18.35	0.74	53.85
SC-23-064	1.52	30.48	28.96	0.35	14.43	0.53	60.32
WD1-22-305	0.00	45.72	45.72	0.21	14.41	0.39	79.05
WD1-23-110	0.00	36.58	36.58	0.17	18.98	0.42	65.00
WD1-23-245	0.00	44.20	44.20	0.15	12.17	0.31	81.57
WD1-23-312	0.00	38.10	38.10	0.31	21.07	0.58	78.23
WD2-23-084	1.52	24.38	22.86	0.23	20.27	0.49	88.35
WD2-23-092	1.52	28.96	27.44	0.26	19.39	0.51	86.69
WD2-23-223	0.00	30.48	30.48	0.14	15.99	0.34	88.18

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

(4) Au recovery based on cyanide shakes ("AuCN") run on all intervals with Au assay values >0.1 g/t.

The following table highlights selected intercepts from the Florida Mountain stockpile and backfill drill program announced today1,2,3:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
JG-23-015	0.00	13.72	13.72	3.28	17.68	3.50
including	4.57	7.62	3.05	13.49	25.70	13.82
JG-23-039	0.00	9.14	9.14	0.52	13.27	0.69
JG-23-072	0.00	57.91	57.91	0.36	7.10	0.45
JG-23-118	0.00	27.43	27.43	0.35	14.72	0.54
JG-23-155	0.00	28.96	28.96	0.41	8.31	0.52
TT-23-012	0.00	57.91	57.91	0.40	12.26	0.56
including	54.86	56.39	1.53	6.92	64.24	7.75
TT-23-013	0.00	57.91	57.91	0.54	9.72	0.67
including	16.76	18.29	1.53	1.51	252.00	4.75
TT-23-033	0.00	48.77	48.77	0.39	7.98	0.49

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

Cyanide shake analysis is not performed on Florida Mountain samples. Gold occurrences in Florida Mountain material can often be coarse in nature, making comparisons between cyanide shake analyses and fire assays unreliable. Once pulverized, as per any cyanide shake procedure, all Florida Mountain material show high recoveries by cyanidation, rendering cyanide shake analysis unreliable for differentiating between ores that can be heap leached and those requiring grinding to achieve high recoveries.

To view a drill collar location map for the DeLamar stockpile/backfill drill program, please click on the links below:

https://integraresources.com/site/assets/files/2572/dc_location_ndm_sc_2023-apr_sm.pdf

https://integraresources.com/site/assets/files/2572/dc_location_wd_2023-apr_sm.pdf

To view a drill collar location map for Florida Mountain's Jacobs Gulch and Tip Top drill program, please click on the link below:

https://integraresources.com/site/assets/files/2572/dc_location_fm_2023-apr_sm.pdf

Execution of Drill Program: Methodology

The stockpile drill program is being executed at 60 m collar spacings with select 30 m infill test holes to further verify grade variability in future resource estimation and to provide additional metallurgical samples. All drilling is vertical through the entirety of the stockpiles and backfill material. This drilling is being conducted by a combination of Sonic and traditional reverse circulation ("RC") with casing advance drilling methods. Both these drilling methods maintain high sample quality and integrity throughout the drilling process. Additionally, the two drilling methods provide a basis for comparison for continuity. Sampling is being conducted at 1.5 m intervals for the whole of the drilling program with all samples sent to a third-party lab for analysis. The Sonic Drilling provides material suitable for ongoing comprehensive metallurgical test work.

The Company anticipates completing an updated resource estimate on the Project in the first half of 2023 to incorporate results from the stockpile drill program.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration of Post Falls, Idaho, a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now PFS. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: future operations; future exploration prospects; the completion and timing of mineral resource estimates; future growth potential; future development plans, estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar; drill results; potential mineralization at DeLamar including, but not limited to, potential to extend heap leach mine life and anticipated completion of drill programs. These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the accuracy of mineral resource and mineral reserve estimations; that political and legal developments will be consistent with current expectations; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended. Readers are advised to study and consider risk factors disclosed in Integra's Form 20-F annual report for the year ended December 31, 2022 and Integra's management's discussion and analysis ("MD&A") for the year ended December 31, 2022.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.